UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): January 24, 2012

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
       (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
       (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On January 24, 2012, Ashland Inc. ("Ashland") announced preliminary first quarter results, which are discussed in more detail in the news release attached hereto as Exhibit 99.1, which is incorporated by reference into this Item 2.02.

The information in this report, being furnished pursuant to Item 2.02 of Form 8-K, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section, and is not incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits

99.1   News Release dated January 24, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC.
(Registrant)

January 24, 2012   /s/ Lamar M. Chambers

Lamar M. Chambers
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1   News Release dated January 24, 2012.

Exhibit 99.1

News Release



FOR IMMEDIATE RELEASE
Jan. 24, 2012

Ashland Inc. reports preliminary financial results for first quarter of fiscal 2012
Earnings from continuing operations equal 76 cents per diluted share; adjusted earnings, excluding key items, increased 30 percent to $1.20 per diluted share

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH), a global leader in specialty chemical solutions for consumer and industrial markets, today announced preliminary[1] financial results for the quarter ended Dec. 31, 2011, the first quarter of its 2012 fiscal year.

Quarterly Highlights

(in millions except per-share amounts)	Quarter Ended Dec. 31,			
		2011		2010
Operating income	$	144	$	114
Key items*		53		10
Adjusted operating income*	$	197	$	124
Adjusted pro forma EBITDA*†	$	301	$	266
Diluted earnings per share (EPS)				
From net income	$	0.77	$	1.25
From continuing operations	$	0.76	$	0.91
Key items*		0.44		0.01
Adjusted EPS from continuing operations*	$	1.20	$	0.92
Cash flows used by operating activities from continuing operations	$	(181)	$	(38)
Free cash flow*		(147)		(72)

*   See Tables 5, 6 and 7 for definitions and U.S. GAAP reconciliations.
†   Includes International Specialty Products Inc. in both periods.

For the first quarter of fiscal 2012, Ashland reported income from continuing operations of $60 million, or 76 cents per diluted share, on sales of $1.9 billion. These results included two key item charges totaling approximately $35 million, net of tax, or 44 cents per diluted share, related to stepped-up inventory values from the acquisition of International Specialty Products Inc. (ISP) last August and severance related to Ashland's cost-reduction program. Excluding these two key items, Ashland's adjusted income from continuing operations was $95 million, or $1.20 per diluted share, an increase of 30 percent versus the year-ago quarter.

For the year-ago quarter, income from continuing operations was $71 million, or 91 cents per diluted share, on sales of $1.4 billion. The year-ago results included four key items that had a combined negative impact of $1 million, net of tax, or 1 cent per diluted share. Excluding these items, adjusted income from continuing operations was 92 cents per diluted share. The December 2010 results do not include ISP or related financing costs associated with that acquisition. (Please refer to Table 5 of the accompanying financial statements for details of key items in both periods.)

Adjusting for the impact of key items in both the current and prior-year quarters and for the acquisition of ISP on a pro forma basis, Ashland's results for the December 2011 quarter as compared with the December 2010 quarter were as follows:
- Sales grew 6 percent to $1.9 billion;
- Operating income rose 27 percent to $197 million;
- Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 13 percent to $301 million; and
- EBITDA as a percent of sales increased 100 basis points to 15.6 percent.

On a stand-alone basis, ISP businesses contributed approximately $450 million of sales in the December 2011 quarter, a 16-percent increase over ISP's sales for the prior-year quarter. ISP's adjusted EBITDA was approximately $120 million in the December 2011 quarter, approximately 50 percent above the year-ago quarter.[2]

"Our first-quarter financial results reflect the improved earnings power from Ashland's transformation into a high-growth specialty chemical company," said James J. O'Brien, Ashland chairman and chief executive officer. "The addition of ISP has significantly expanded our positions in higher-margin growth markets such as personal care and pharmaceuticals, and we are beginning to see the bottom-line benefits from our broadened business portfolio. Ashland Specialty Ingredients, which now includes the majority of ISP, had a very strong quarter with good volume growth and strong margins. At the same time, Ashland Performance Materials and Ashland Consumer Markets both reported improved sequential results on the strength of pricing and improved cost recovery. Ashland Water Technologies faced a more challenging demand environment, and we are focused on returning this business to more profitable levels."

Business Segment Performance
In order to aid understanding of Ashland's ongoing business performance, the results of Ashland's business segments are presented on an adjusted or pro forma adjusted basis, and EBITDA is reconciled to operating income in Tables 7 and 8 of this news release. The majority of ISP's results are included within the Specialty Ingredients commercial unit, with the results of ISP's elastomers business included within the Performance Materials commercial unit.

Ashland Specialty Ingredients reported sales of $628 million for the December 2011 quarter, an increase of 19 percent when compared to a year ago on a pro forma basis. EBITDA rose 39 percent, to $160 million, while EBITDA as a percent of sales was 25.5 percent, an increase of 370 basis points versus the year-ago quarter. Specialty Ingredients' margin improvement was driven by significantly better pricing, as well as volume gains, most notably in the construction and energy markets.

Ashland Performance Materials reported sales of $378 million, a 6-percent decrease from the December 2010 quarter on the same pro forma basis, which includes the results of ISP's elastomers business in prior periods. The year-ago quarter included consolidated results from the Casting Solutions business that was contributed to the ASK Chemicals joint venture in December 2010 and is now reported within equity income. Excluding Casting Solutions, year-over-year sales for Performance Materials rose 11 percent. EBITDA increased 13 percent, to $45 million, while EBITDA as a percent of sales grew 190 basis points to 11.9 percent. Margins improved across all lines of business, benefiting from higher pricing and lower raw material costs during the December quarter.

Sales at Ashland Consumer Markets rose 8 percent, to $475 million, when compared to a year ago. EBITDA totaled $56 million, a decline of 26 percent versus a year ago, while EBITDA as a percent of sales was 11.8 percent, a decline of 550 basis points from December 2010. However, both EBITDA and EBITDA margin were significantly higher on a sequential basis when compared to the September 2011 quarter. Since the end of the December quarter, the cumulative effect of pricing and lower raw material costs have helped restore Consumer Markets' gross profit as a percent of sales to more normalized levels.

Ashland Water Technologies' sales totaled $449 million in the December 2011 quarter, essentially even with the year-ago quarter. EBITDA was $40 million, an 18-percent decline from December 2010. EBITDA as a percent of sales was 8.9 percent, down 200 basis points. Margins were negatively affected by lower volumes, which offset improved pricing during the quarter.

After excluding the effects from key items, Ashland's effective tax rate for the December 2011 quarter was 30 percent.

Outlook
Looking ahead, O'Brien said he is optimistic about Ashland's growth opportunities and business performance.

"With Ashland's transformation into a specialty chemical company now complete, we are squarely focused on driving earnings expansion through organic volume growth, margin improvement, cost efficiencies and strategic capital investment," he said. "We are off to a great start in fiscal 2012, with overall pricing efforts generating significant improvement in margins and profitability. Our enhanced position in stable, less-cyclical markets should enable us to produce strong results and be less affected by volatility in the broader economy. Our December quarter results clearly demonstrate that we are on the right strategic track, as our improved margins are more reflective of a specialty chemical business. Now we must continue to execute our plan across our full portfolio of businesses and deliver sustainable sales and earnings growth."

Conference Call Webcast
Ashland will host a live webcast of its first-quarter conference call with securities analysts at 9 a.m. EST Tuesday, Jan. 24, 2012. The webcast and supporting materials will be accessible through Ashland's website at http://investor.ashland.com. Following the live event, an archived version of the webcast and supporting materials will be available for 12 months.

Use of Non-GAAP Measures
This news release includes certain non-GAAP (Generally Accepted Accounting Principles) measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP amounts have been reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided with this news release.

About Ashland
In more than 100 countries, the people of Ashland Inc. (NYSE: ASH) provide the specialty chemicals, technologies and insights to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is at work every day in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, food and beverage, personal care, pharmaceutical, tissue and towel, and water treatment. Visit www.ashland.com to see the innovations we offer through our four commercial units – Ashland Specialty Ingredients, Ashland Water Technologies, Ashland Performance Materials and Ashland Consumer Markets.

- 0 -

C-ASH

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, Ashland may from time to time make forward-looking statements in its other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the possibility that the benefits anticipated from the acquisition of International Specialty Products Inc. (ISP) will not be fully realized, the substantial indebtedness Ashland has incurred to finance the acquisition of ISP (including the possibility that such debt and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this news release or otherwise except as required by securities or other applicable law.

4

[1] Preliminary Results

Financial results are preliminary until Ashland's Form 10-Q for the fiscal quarter ended Dec. 31, 2011, is filed with the SEC.

[2] Historical ISP Results

The financial results for ISP on a stand-alone basis for the quarter ended Dec. 31, 2011, represent Ashland's best estimate of ISP's operational performance. The stand-alone financial results for ISP for the quarter ended Dec. 31, 2011, have been calculated using Ashland's cost allocation methodologies and shared resource costs. These cost allocation methodologies and shared resource costs differ from those historically used by ISP.

FOR FURTHER INFORMATION:

Media Relations:	Investor Relations:
Gary Rhodes	David Neuberger
+1 (859) 815-3047	+1 (859) 815-4454
glrhodes@ashland.com	daneuberger@ashland.com

Ashland Inc. and Consolidated Subsidiaries   Table 1
STATEMENTS OF CONSOLIDATED INCOME
(In millions except per share data - preliminary and unaudited)

	Three months ended December 31	
	2011	**2010**
SALES	$ 1,930	$ 1,433
COSTS AND EXPENSES		
Cost of sales (a)	1,408	1,035
Selling, general and administrative expense (b)	362	276
Research and development expense	30	20
	1,800	1,331
EQUITY AND OTHER INCOME	14	12
OPERATING INCOME	144	114
Net interest and other financing expense	(57)	(27)
Net gain (loss) on acquisitions and divestitures (c)	(4)	21
INCOME FROM CONTINUING OPERATIONS		
BEFORE INCOME TAXES	83	108
Income tax expense	23	37
INCOME FROM CONTINUING OPERATIONS	60	71
Income from discontinued operations (net of income taxes) (d)	1	28
NET INCOME	$ 61	$ 99
DILUTED EARNINGS PER SHARE		
Income from continuing operations	$ .76	$ .91
Income from discontinued operations	.01	.34
Net income	$ .77	$ 1.25
AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS	79	80
SALES		
Specialty Ingredients	$ 628	$ 216
Water Technologies	449	451
Performance Materials	378	326
Consumer Markets	475	440
	$ 1,930	$ 1,433
OPERATING INCOME (LOSS)		
Specialty Ingredients	$ 71	$ 22
Water Technologies	21	28
Performance Materials	33	8
Consumer Markets	47	67
Unallocated and other	(28)	(11)
	$ 144	$ 114

(a) Includes a noncash charge of $25 million for the three months ended December 31, 2011 related to the fair value assessment of inventory acquired from ISP at the date of acquisition.

(b) Includes a restructuring charge of $28 million for the three months ended December 31, 2011 related to the ongoing efforts to reduce stranded costs resulting from the divestiture of Distribution, the contribution of the Casting Solutions business to the expanded global joint venture with Süd-Chemie AG and integration activities related to the acquisition of ISP.

(c) Includes a gain of $19 million for the three months ended December 31, 2010 related to the formation of an expanded global joint venture with Süd-Chemie AG. The gain is primarily attributable to the fair value remeasurement of the net assets contributed to the joint venture exceeding the recorded values.

(d) Includes income of $25 million for the three months ended December 31, 2010 related to direct results of the Distribution business that was divested on March 31, 2011. Due to the sale qualifying for discontinued operation treatment, the direct results of this business have been presented within this caption.

Ashland Inc. and Consolidated Subsidiaries   Table 2
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions - preliminary and unaudited)

	December 31 2011	September 30 2011
ASSETS		
Current assets		
Cash and cash equivalents	$ 466	$ 737
Accounts receivable	1,369	1,482
Inventories	981	925
Deferred income taxes	163	163
Other assets	84	80
	3,063	3,387
Noncurrent assets		
Goodwill	3,294	3,291
Intangibles	2,088	2,134
Asbestos insurance receivable	440	448
Deferred income taxes	11	11
Other assets	759	781
	6,592	6,665
Property, plant and equipment		
Cost	4,308	4,306
Accumulated depreciation and amortization	(1,450)	(1,392)
	2,858	2,914
Total assets	$ 12,513	$ 12,966
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Short-term debt	$ 76	$ 83
Current portion of long-term debt	121	101
Trade and other payables	770	911
Accrued expenses and other liabilities	497	644
	1,464	1,739
Noncurrent liabilities		
Long-term debt (noncurrent portion)	3,607	3,648
Employee benefit obligations	1,546	1,566
Asbestos litigation reserve (noncurrent portion)	766	783
Deferred income taxes	403	404
Other liabilities	662	691
	6,984	7,092
Stockholders' equity	4,065	4,135
Total liabilities and stockholders' equity	$ 12,513	$ 12,966

Ashland Inc. and Consolidated Subsidiaries   Table 3
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions - preliminary and unaudited)

	Three months ended December 31	
	2011	**2010**
CASH FLOWS (USED) PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		
Net income	$ 61	$ 99
Income from discontinued operations (net of income taxes)	(1)	(28)
Adjustments to reconcile income from continuing operations to cash flows from operating activities		
Depreciation and amortization	104	73
Debt issuance cost amortization	6	4
Deferred income taxes	2	10
Equity income from affiliates	(7)	(3)
Distributions from equity affiliates	1	2
Gain from sale of property and equipment	-	(3)
Stock based compensation expense	6	4
Stock contributions to qualified savings plans	-	12
Net (gain) loss on acquisitions and divestitures	2	(21)
Inventory fair value adjustment related to ISP acquisition	25	-
Change in operating assets and liabilities (a)	(380)	(187)
	(181)	(38)
CASH FLOWS (USED) PROVIDED BY INVESTING ACTIVITIES FROM CONTINUING OPERATIONS		
Additions to property, plant and equipment	(44)	(22)
Proceeds from disposal of property, plant and equipment	1	4
Purchase of operations - net of cash acquired	-	(5)
Proceeds from sale of operations or equity investments	-	21
	(43)	(2)
CASH FLOWS (USED) PROVIDED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		
Proceeds from issuance of long-term debt	-	11
Repayment of long-term debt	(23)	(10)
(Repayment of)/proceeds from short-term debt	(7)	6
Cash dividends paid	(14)	(12)
Proceeds from exercise of stock options	1	1
Excess tax benefits related to share-based payments	-	1
	(43)	(3)
CASH (USED) PROVIDED BY CONTINUING OPERATIONS	(267)	(43)
Cash (used) provided by discontinued operations		
Operating cash flows	(3)	-
Investing cash flows	-	(1)
Effect of currency exchange rate changes on cash and cash equivalents	(1)	1
DECREASE IN CASH AND CASH EQUIVALENTS	(271)	(43)
Cash and cash equivalents - beginning of year	737	417
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 466	$ 374
DEPRECIATION AND AMORTIZATION		
Specialty Ingredients	$ 64	$ 24
Water Technologies	19	21
Performance Materials	12	18
Consumer Markets	9	9
Unallocated and other	-	1
	$ 104	$ 73
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT		
Specialty Ingredients	$ 24	$ 9
Water Technologies	9	6
Performance Materials	7	3
Consumer Markets	2	3
Unallocated and other	2	1
	$ 44	$ 22

(a) Excludes changes resulting from operations acquired or sold.

Ashland Inc. and Consolidated Subsidiaries

Table 4

INFORMATION BY INDUSTRY SEGMENT

(In millions - preliminary and unaudited)

	Three months ended December 31	
	2011	**2010**
SPECIALTY INGREDIENTS (a) (b)		
Sales per shipping day	$ 10.3	$ 3.5
Metric tons sold (thousands)	98.2	38.5
Gross profit as a percent of sales (c)	29.6%	31.2%
WATER TECHNOLOGIES (a)		
Sales per shipping day	$ 7.4	$ 7.3
Gross profit as a percent of sales	30.8%	31.6%
PERFORMANCE MATERIALS (a) (b)		
Sales per shipping day	$ 6.2	$ 5.3
Metric tons sold (thousands)	137.4	124.4
Gross profit as a percent of sales	19.2%	14.6%
CONSUMER MARKETS (a)		
Lubricant sales (gallons)	36.7	40.4
Premium lubricants (percent of U.S. branded volumes)	29.3%	30.2%
Gross profit as a percent of sales	25.3%	30.9%

(a) Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.

(b) Amounts for the three months ended December 31, 2010 exclude pre-acquisition results of ISP.

(c) Includes expense of $25 million for the three months ended December 31, 2011 related to the fair value of inventory acquired from ISP. Excluding this expense, the gross profit percentage would have been 33.4%.

Ashland Inc. and Consolidated Subsidiaries

Table 5

RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS
(In millions - preliminary and unaudited)

	Three Months Ended December 31, 2011					
	Specialty Ingredients	Water Technologies	Performance Materials	Consumer Markets	Unallocated & Other	Total
OPERATING INCOME (LOSS)						
Severance	$ -	$ -	$ -	$ -	$ (28)	$ (28)
Inventory fair value adjustment	(25)	-	-	-	-	(25)
All other operating income	96	21	33	47	-	197
Operating income	71	21	33	47	(28)	144
NET INTEREST AND OTHER FINANCING EXPENSE					(57)	(57)
NET LOSS ON ACQUISITIONS AND DIVESTITURES					(4)	(4)
INCOME TAX (EXPENSE) BENEFIT						
Key items					18	18
All other income tax expense					(41)	(41)
					(23)	(23)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 71	$ 21	$ 33	$ 47	$ (112)	$ 60

	Three Months Ended December 31, 2010					
	Specialty Ingredients	Water Technologies	Performance Materials	Consumer Markets	Unallocated & Other	Total
OPERATING INCOME (LOSS)						
Casting Solutions transaction and start up costs	$ -	$ -	$ (2)	$ -	$ (1)	$ (3)
Accelerated depreciation	-	-	(7)	-	-	(7)
All other operating income	22	28	17	67	(10)	124
Operating income	22	28	8	67	(11)	114
NET INTEREST AND OTHER FINANCING EXPENSE					(27)	(27)
NET GAIN ON ACQUISITIONS AND DIVESTITURES						
Casting Solutions market valuation of contribution					19	19
MAP Transaction					2	2
					21	21
INCOME TAX (EXPENSE) BENEFIT						
Research and development income tax credits					4	4
Casting Solutions market valuation of contribution					(16)	(16)
Other key items					3	3
All other income tax expense					(28)	(28)
					(37)	(37)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 22	$ 28	$ 8	$ 67	$ (54)	$ 71

Ashland Inc. and Consolidated Subsidiaries

Table 6

RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW

(In millions - preliminary and unaudited)

Free cash flow	Three months ended December 31 2011	2010
Total cash flows provided by operating activities from continuing operations	$ (181)	$ (38)
Adjustments:		
Additions to property, plant and equipment	(44)	(22)
Cash dividends paid	(14)	(12)
ISP acquisition - change in control payment (a)	92	-
Free cash flows	$ (147)	$ (72)

(a) Since payment was generated from investment activity, this amount has been included within this calculation.

Ashland Inc. and Consolidated Subsidiaries   Table 7
RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA
(In millions - preliminary and unaudited)

	Three months ended December 31	
Adjusted EBITDA - Ashland Inc.	**2011**	**2010**
Operating income	$ 144	$ 114
Add:		
Depreciation and amortization (a)	104	66
Key items (see Table 5)	53	10
Results of the ISP business prior to acquisition (b)	-	76
Adjusted EBITDA	$ 301	$ 266
Adjusted EBITDA - Specialty Ingredients		
Operating income	$ 71	$ 22
Add:		
Depreciation and amortization	64	24
Key items (see Table 5)	25	-
Results of the ISP business prior to acquisition (b)	-	69
Adjusted EBITDA	$ 160	$ 115
Adjusted EBITDA - Water Technologies		
Operating income	$ 21	$ 28
Add:		
Depreciation and amortization	19	21
Key items (see Table 5)	-	-
Adjusted EBITDA	$ 40	$ 49
Adjusted EBITDA - Performance Materials		
Operating income	$ 33	$ 8
Add:		
Depreciation and amortization (a)	12	11
Key items (see Table 5)	-	9
Results of the ISP business prior to acquisition (b)	-	12
Adjusted EBITDA	$ 45	$ 40
Adjusted EBITDA - Consumer Markets		
Operating income	$ 47	$ 67
Add:		
Depreciation and amortization	9	9
Key items (see Table 5)	-	-
Adjusted EBITDA	$ 56	$ 76

(a) Depreciation and amortization for the three months ended December 31, 2010 excludes $7 million of accelerated depreciation which is displayed as a key item within this table.

(b) The ISP business results during 2010 relate to the operating income and depreciation and amortization recognized for the period in which Ashland did not yet own this business.

Ashland Inc. and Consolidated Subsidiaries

Table 8

SUPPLEMENTAL RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA

(In millions - preliminary and unaudited)

RECONCILIATION OF SEPTEMBER 2011 QUARTER ADJUSTED PRO FORMA RESULTS

($ millions, except percentages)		Pro Forma Adjustments		
ASHLAND SPECIALTY INGREDIENTS Three Months Ended September 30, 2011	Ashland GAAP Results	ISP Pro Forma Results	Additional Purchase Accounting D&A	Key Items	Adjusted Pro Forma Results
Sales	$ 467	$ 205	$ -	$ -	$ 672
Cost of sales	334	139	9	(16)	466
Gross profit as a percent of sales	28.5%	32.2%			30.7%
SG&A expenses (includes research and development)	78	34	7	-	119
Equity and other income	1	-	-	-	1
Operating income	56	32	(16)	16	88
Operating income as a percent of sales	12.0%	15.6%			13.1%
Depreciation and amortization	42	9	16	-	67
Earnings before interest, taxes, depreciation and amortization	$ 98	$ 41	$ -	$ 16	$ 155
EBITDA as a percent of sales	21.0%	20.0%			23.1%

RECONCILIATION OF SEPTEMBER 2011 QUARTER ADJUSTED PRO FORMA RESULTS

($ millions, except percentages)		Pro Forma Adjustments			
ASHLAND PERFORMANCE MATERIALS Three Months Ended September 30, 2011	Ashland GAAP Results	ISP Pro Forma Results	Additional Purchase Accounting D&A	Key Items	Adjusted Pro Forma Results
Sales and operating revenue	$ 371	$ 65	$ -	$ -	$ 436
Cost of sales and operating expenses	323	56	-	(1)	378
Gross profit as a percent of sales	12.9%	13.8%			13.3%
SG&A expenses (includes research and development)	37	3	-	-	40
Equity and other income	1	-	-	-	1
Operating income	12	6	-	1	19
Operating income as a percent of sales	3.2%	9.2%			4.4%
Depreciation and amortization	11	1	-	-	12
Earnings before interest, taxes, depreciation and amortization	$ 23	$ 7	$ -	$ 1	$ 31
EBITDA as a percent of sales	6.2%	10.8%			7.1%

RECONCILIATION OF SEPTEMBER 2011 QUARTER ADJUSTED PRO FORMA RESULTS

($ millions, except percentages)		Pro Forma Adjustments			
ASHLAND INC. Three Months Ended September 30, 2011	Ashland GAAP Results	ISP Pro Forma Results	Additional Purchase Accounting D&A	Key Items	Adjusted Pro Forma Results
Sales and operating revenue	$ 1,846	$ 270	$ -	$ -	$ 2,116
Cost of sales and operating expenses	1,528	195	9	(152)	1,580
Gross profit as a percent of sales	17.2%	27.8%			25.3%
SG&A expenses (includes research and development)	695	42	7	(355)	389
Equity and other income	7	-	-	-	7
Operating income	(370)	33	(16)	507	154
Operating income as a percent of sales	-20.0%	12.2%			7.3%
Depreciation and amortization	88	10	16	(4)	110
Earnings before interest, taxes, depreciation and amortization	$ (282)	$ 43	$ -	$ 503	$ 264
EBITDA as a percent of sales	-15.3%	15.9%			12.5%

Ashland Inc. and Consolidated Subsidiaries | Table 8

SUPPLEMENTAL RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA

(In millions - preliminary and unaudited)

RECONCILIATION OF DECEMBER 2010 QUARTER ADJUSTED PRO FORMA RESULTS

($ millions, except percentages)		Pro Forma Adjustments		
ASHLAND SPECIALTY INGREDIENTS Three Months Ended December 31, 2010	Ashland GAAP Results	ISP Pro Forma Results	Additional Purchase Accounting D&A	Key Items	Adjusted Pro Forma Results
Sales	$ 216	$ 311	$ -	$ -	$ 527
Cost of sales	148	206	15	-	369
Gross profit as a percent of sales	31.2%	33.8%			30.0%
SG&A expenses (includes research and development)	45	51	12	-	108
Equity and other income	(1)	-	-	-	(1)
Operating income	22	54	(27)	-	49
Operating income as a percent of sales	10.2%	17.4%			9.3%
Depreciation and amortization	24	15	27	-	66
Earnings before interest, taxes, depreciation and amortization	$ 46	$ 69	$ -	$ -	$ 115
EBITDA as a percent of sales	21.3%	22.2%			21.8%

RECONCILIATION OF DECEMBER 2010 QUARTER ADJUSTED PRO FORMA RESULTS

($ millions, except percentages)		Pro Forma Adjustments			
ASHLAND PERFORMANCE MATERIALS Three Months Ended December 31, 2010	Ashland GAAP Results	ISP Pro Forma Results	Additional Purchase Accounting D&A	Key Items	Adjusted Pro Forma Results
Sales and operating revenue	$ 326	$ 75	$ -	$ -	$ 401
Cost of sales and operating expenses	277	62	-	(7)	332
Gross profit as a percent of sales	14.6%	17.3%			17.2%
SG&A expenses (includes research and development)	42	3	1	-	46
Equity and other income	1	-	-	2	3
Operating income	8	10	(1)	9	26
Operating income as a percent of sales	2.5%	13.3%			6.5%
Depreciation and amortization	18	2	1	(7)	14
Earnings before interest, taxes, depreciation and amortization	$ 26	$ 12	$ -	$ 2	$ 40
EBITDA as a percent of sales	8.0%	16.0%			10.0%

RECONCILIATION OF DECEMBER 2010 QUARTER ADJUSTED PRO FORMA RESULTS

($ millions, except percentages)		Pro Forma Adjustments			
ASHLAND INC. Three Months Ended December 31, 2010	Ashland GAAP Results	ISP Pro Forma Results	Additional Purchase Accounting D&A	Key Items	Adjusted Pro Forma Results
Sales and operating revenue	$ 1,433	$ 386	$ -	$ -	$ 1,819
Cost of sales and operating expenses	1,035	268	15	(7)	1,311
Gross profit as a percent of sales	27.8%	30.6%			27.9%
SG&A expenses (includes research and development)	296	59	13	(1)	367
Equity and other income	12	-	-	2	14
Operating income	114	59	(28)	10	155
Operating income as a percent of sales	8.0%	15.3%			8.5%
Depreciation and amortization	73	17	28	(7)	111
Earnings before interest, taxes, depreciation and amortization	$ 187	$ 76	$ -	$ 3	$ 266
EBITDA as a percent of sales	13.0%	19.7%			14.6%